UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

METRON TECHNOLOGY N.V.

(Name of Issuer)

Common Shares, par value € 0.44 per share

(Title of Class of Securities)

N5665B105

(CUSIP Number)

Edward D. Segal
4425 Fortran Drive
San Jose, CA 95134-2300
(408) 719-4600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 16, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N5665B105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Edward D. Segal

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,344,901(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,344,901(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,344,901(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.6%(1)

14.	Type of Reporting Person (See Instructions) IN

(1) Consists of 458,959 shares held by Mr. Segal, 129,528 shares held by Segal Investments LP, an investment partnership of which Mr. Segal is the Managing Partner, and 626,886 shares issuable pursuant to options exercisable within 60 days of July 31, 2004. Mr. Segal disclaims beneficial ownership of the shares held by Segal Investments LP. Percentage of class does not include 626,886 shares of Metron common shares issuable pursuant to options exercisable within 60 days of July 31, 2004, and is based on outstanding shares of Metron common shares as of July 31, 2004, which according to Metron’s Annual Report on Form 10-K as filed on August 12, 2004, was 12,831,996.

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common shares, par value € 0.44 per share (“Common Shares”), of Metron Technology N.V., a company organized under the laws of The Netherlands (“Metron” or “Issuer”).  The principal executive offices of Metron are located at 4425 Fortran Drive, San Jose, California 95134.

Item 2.	Identity and Background

The name of the individual filing this Statement is Edward D. Segal.  Mr. Segal’s business address is 4425 Fortran Drive, San Jose, California 95134.  Mr. Segal’s present principal occupation is Chief Executive Officer and Managing Director of Metron.  During the past five years, Mr. Segal has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to civil proceedings of a judicial or administrative body of competent jurisdiction as a result of which Mr. Segal was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Segal is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Segal has been the beneficial owner and record holder of shares of Metron common shares since 1995.   With respect to such ownership Mr. Segal has previously filed a Schedule 13G, pursuant to Rule 13d-1(d).  Mr. Segal acquired the shares in exchange for shares of Transpacific Technology Corporation held by Mr. Segal in connection with the acquisition of Transpacific Technology Corporation by Metron and also with private funds pursuant to the exercise of options granted to Mr. Segal by Metron in connection with his service as Chief Executive Officer and Managing Director.

The Voting Agreement described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference) was entered into by Mr. Segal and Applied Materials, Inc., a Delaware corporation (“Applied”), to facilitate the transactions contemplated by the Purchase Agreement described in Item 4 of this Statement (the terms of which are hereby incorporated by reference).  Mr. Segal did not receive additional consideration from Applied in connection with the execution and delivery of the Voting Agreement.  In addition, Mr. Segal granted Applied an irrevocable proxy for the purpose of voting the shares of Metron common shares covered by the Voting Agreement.

Item 4.	Purpose of Transaction

(a) – (c) This filing on Schedule 13D has been made because Mr. Segal has entered into a Voting Agreement with Applied to facilitate the transactions contemplated by the Purchase Agreement (as described below), and thus Mr. Segal may be deemed to hold shares of Metron common shares with a purpose or effect of changing or influencing control of Metron.  Mr. Segal, however, does not concede that he holds shares of Metron common shares with such a purpose or effect.

Pursuant to a Stock and Asset Purchase Agreement, dated as of August 16, 2004, by and between Applied and Metron (the “Purchase Agreement”), upon the terms and subject to the conditions set forth therein (including adoption and approval of the transactions contemplated thereby by the shareholders of Metron and receipt of applicable regulatory approvals), Metron will sell and assign, and Applied will purchase and assume, substantially all of Metron’s assets and liabilities (the “Transaction”).  A copy of the Purchase Agreement is attached hereto as Exhibit 2.1 and the description of the Purchase Agreement contained herein is qualified in its entirety by reference to Exhibit 2.1, which is incorporated herein by reference.

In connection with the Purchase Agreement, Applied and certain shareholders of Metron (the “Shareholders”), including Mr. Segal, entered into Voting Agreements and Proxies, dated August 16, 2004 (the “Voting Agreements”).  Pursuant to the Voting Agreements, each of the Shareholders, including Mr. Segal, irrevocably appointed the directors of

Applied as such Shareholder’s lawful attorneys and proxies with respect to certain prescribed matters related to the Transaction.  The foregoing proxies provide the directors of Applied the limited right to vote or deliver a consent with respect to each of the shares of Metron common shares beneficially owned by the Shareholders, at every meeting of the shareholders of Metron, and at every adjournment thereof, and in every action or approval by written consent of the shareholders of Metron in lieu of such a meeting with respect to any of the following: (i) in favor of the adoption and approval of (x) the Purchase Agreement, the Transaction and the other matters contemplated by the Purchase Agreement, (y) any matter in furtherance of the Transaction and any of the other transactions contemplated by the Purchase Agreement and the Voting Agreements, and (z) the waiver of any notice to Shareholder that may have been or may be required relating to the Transaction or any of the other transactions contemplated by the Purchase Agreement or the Voting Agreements, and (ii) against any (x) Company Takeover Proposal (as defined in the Purchase Agreement entered into between Mr. Segal and Applied) made by any person other than Applied, without regard to any recommendation from Metron’s Boards of Directors to shareholders concerning such Company Takeover Proposal, and without regard to the terms of such Company Takeover Proposal, (y) any agreement, amendment of any agreement (including Metron’s articles of association or other organizational documents), or any other action that is intended or could reasonably be expected to prevent, impede, interfere with, delay, postpone, or discourage the Transaction and any of the other transactions contemplated by the Purchase Agreement or the Voting Agreements, and (z) any action, agreement, transaction or proposal that would result in a material breach of any representation, warranty, covenant, agreement or other obligation of Metron, the Purchased Companies or their Subsidiaries (each as defined in the Purchase Agreement) in the Purchase Agreement.  A copy of the Voting Agreement entered into between Mr. Segal and Applied is attached hereto as Exhibit 2.2 and the description of the Voting Agreements contained herein is qualified in its entirety by reference to Exhibit 2.2, which is incorporated herein by reference.

(d) Other than as described in this Schedule 13D, not applicable.

(e) – (f) The Purchase Agreement restricts Metron from, among other matters, engaging in certain transactions, including extraordinary corporate transactions (other than the Transaction), making acquisitions, selling assets, incurring indebtedness, changing its capitalization and paying dividends and otherwise requires Metron to operate in the ordinary course of business.

(g) Not applicable.

(h)  As soon as practicable following the consummation of the Transaction, Metron intends to wind up its affairs, including liquidating and dissolving.

(i) As soon as practicable following the consummation of the Transaction, Metron intends to wind up its affairs, including liquidating and dissolving.

(j) Other than as described in this Schedule 13D, not applicable.

Item 5.	Interest in Securities of the Issuer

(a) – (b)  As a result of the Voting Agreement, Mr. Segal has shared power to vote an aggregate of 1,344,901(2) shares of Metron common shares and has agreed with Applied that Mr. Segal will vote his shares of Metron common shares as described in item 4 above.  The Voting Agreement also provides that Mr. Segal will not to transfer his shares of Metron common shares, except in limited circumstances.  The aggregate number of shares of Metron common shares which Mr. Segal has the shared power to be voted as described in Item 4 above (excluding 626,886 shares of Metron common shares issuable pursuant to options exercisable within 60 days of July 31, 2004) constitutes approximately 5.6% of the issued and outstanding shares of Metron

(2) Consists of 458,959 shares held by Mr. Segal, 129,528 shares held by Segal Investments LP, an investment partnership of which Mr. Segal is the Managing Partner, and 626,886 shares issuable pursuant to options exercisable within 60 days of July 31, 2004. Mr. Segal disclaims beneficial ownership of the shares held by Segal Investments LP.

common shares as of July 31, 2004, which, according to Metron’s Annual Report on Form 10-K as filed on August 12, 2004, was 12,831,996.

Except as set forth in this Schedule 13D, Mr. Segal does not beneficially owns any shares of Metron common shares.  Mr. Segal’s business address is 4425 Fortran Drive, San Jose, California 95134.  Mr. Segal’s present principal occupation is Chief Executive Officer and Managing Director of Metron.  During the past five years, Mr. Segal has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to civil proceedings of a judicial or administrative body of competent jurisdiction as a result of which Mr. Segal was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Segal is a citizen of the United States of America.

(c)  Mr. Segal has not affected any transaction in Metron common shares during the past 60 days, except that Mr. Segal purchased 2,626 shares of Metron common shares on June 1, 2004, at $2.63 per share pursuant to Metron’s 2003 employee stock purchase plan as described in the Form 4 filed with the Securities and Exchange Commission on June 12, 2004.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the Voting Agreement and options granted to Mr. Segal by Metron in connection with his service as Chief Executive Officer and Managing Director of Metron, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Pursuant to a voting agreement dated May 21, 2004, entered into between Mr. Segal and the holders of Metron’s convertible debentures, Mr. Segal has agreed to vote his shares of Metron common shares in favor of certain matters related to Metron’s convertible debentures.

Item 7.	Material to Be Filed as Exhibits

EXHIBIT NO.	DESCRIPTION

2.1	Stock and Asset Purchase Agreement, dated as of August 16, 2004, between Applied Materials, Inc. and Metron Technology N.V.

2.2	Voting Agreement, dated as of August 16, 2004, between Applied Materials, Inc. and Edward D. Segal.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	August 26, 2004	Edward D. Segal.

		By:	/s/ Edward D. Segal
Edward D. Segal

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

2.1	Stock and Asset Purchase Agreement, dated as of August 16, 2004, between Applied Materials, Inc. and Metron Technology N.V.

2.2	Voting Agreement, dated as of August 16, 2004, between Applied Materials, Inc. and Edward D. Segal.